SIMPSON THACHER & BARTLETT LLP

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LOS ANGELES, CA 90067-4607

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DIRECT DIAL NUMBER (310) 407-7505	E-MAIL ADDRESS twuchenich@stblaw.com

March 14, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Re:	Oaktree Capital Group, LLC
Registration Statement on Form S-1
File No. 333-174993

Jay Ingram

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mailstop 4631

Washington, D.C. 20549

Dear Mr. Ingram:

On behalf of Oaktree Capital Group, LLC (the “Company” or “OCG”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 8 (“Amendment No. 8”) to the above-referenced Registration Statement relating to the offering of the Company’s Class A units. The Registration Statement has been revised in response to the comments of the staff of the Commission (the “Staff”) and to reflect certain other changes. For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter and eight marked copies of Amendment No. 8, each reflecting changes against Amendment No. 7 to the Registration Statement filed on February 24, 2012.

We are providing the following responses to your comment letter, dated March 8, 2012, regarding Amendment No. 7 to the Registration Statement (“Amendment No. 7”). To assist your review, we have retyped the text of the Staff’s comments in bold and italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 8, unless otherwise noted. The responses and information described below are based upon information provided to us by the Company.

Principal Unitholders, page 212

1.

We note the pre-offering percentages listed for the OCGH units that are beneficially owned by your officers and directors, both individually and as a group. It does not appear that the percentages listed accurately reflect the beneficial ownership percentages of the individuals or the group based on 128,157,617 OCGH units outstanding as of February 15, 2012. Please advise or revise your disclosure accordingly.

Please see the revised disclosure on page 212 of Amendment No. 8.

2.	In footnote 4, it appears that Acorn Investors, LLC holds approximately 7.92% of the outstanding OCGH units as of February 15, 2012. Please advise us as to why Acorn Investors, LLC has not been listed in the Principal Unitholder Table as a beneficial owner of more than five percent of the OCGH units or revise your disclosure accordingly. Refer to Item 403(a) of Regulation S-K.

Please see the revised disclosure on page 213 of Amendment No. 8.

Financial Statements, page F-1

Consolidated Statements of Changes in Unitholders’ Capital, page F-7

3.	Please disclose total comprehensive income related to Oaktree Capital Group, LLC. Refer to ASC 810-10-50-1A(a).

Please see the revised disclosure on page F-7 of Amendment No. 8.

Note 1. Organization and Basis of Presentation, page F-8

Incentive income compensation expense, page F-14

4.	We note that incentive income compensation is also expensed if the company acquires an individual’s participation interest in a fund’s incentive income. Please expand your disclosure to clarify why you acquired an individual’s participation interest and how you determined the acquisition price.

Please see the revised disclosure on page F-14 of Amendment No. 8.

Note 10. Equity-Based Compensation, page F-38

5.	Please quantify the grant date fair value for the 2,312,502 restricted OCGH units issued as part of the year-end 2011 personnel and compensation review process.

Please see the revised disclosure on page F-40 of Amendment No. 8.

* * * * * * * * * *

Please do not hesitate to call Thomas Wuchenich at (310) 407-7505 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission
Tracey Houser
Jeanne Baker
Jessica Kane

Oaktree Capital Group, LLC
Todd E. Molz

Sullivan & Cromwell LLP
Patrick S. Brown